SEC 1746
(2-98)
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No 5)*
GZA GeoEnvironmental Technologies, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
362386104

(CUSIP Number)

William R. Beloff, 9 Bridie Lane, Norfolk, Massachusetts 02056
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2000
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   362386104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Futureco Environmental Inc. (Futureco)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b) X

3.SEC Use Only ...............................................................

4. Source of Funds (See Instructions) .
 ....00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e) .................

6. Citizenship or Place of Organization    Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7. Sole Voting Power

8. Shared Voting Power   595,893

9. Sole Dispositive Power

10. Shared Dispositive Power 595,893.........................................

11. Aggregate Amount Beneficially Owned by Each Reporting Person    595,893

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ...X........

13. Percent of Class Represented by Amount in Row 11     14%

14. Type of Reporting Person (See Instructions)
 .....CO......................................................................
 ..............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William R. Beloff

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b) X

3. SEC Use Only ..............................................................

4. Source of Funds (See Instructions) .
 ....PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e) .................

6. Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7. Sole Voting Power    41,848

8. Shared Voting Power

9. Sole Dispositive Power   41,848

10. Shared Dispositive Power ..................................................

11. Aggregate Amount Beneficially Owned by Each Reporting Person    41,848

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ...X........

13. Percent of Class Represented by Amount in Row 11     1%

14. Type of Reporting Person (See Instructions)
 .....IN
 .........................................................................
 .........................................................................
 .........................................................................
 .........................................................................



1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Joseph P. Hehir

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b) X

3. SEC Use Only ...............................................................

4. Source of Funds (See Instructions) .
PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e) .................

6. Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7. Sole Voting Power    39,740

8. Shared Voting Power

9. Sole Dispositive Power   39,740

10. Shared Dispositive Power .................................................

11. Aggregate Amount Beneficially Owned by Each Reporting Person    39,740

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ...X........

13. Percent of Class Represented by Amount in Row 11     0.9%

14. Type of Reporting Person (See Instructions)
 .....IN......................................................................
 ..............................................................................
 ..............................................................................
 .............................................................................
 ..............................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Lawrence Feldman

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b) X

3. SEC Use Only ...............................................................

4. Source of Funds (See Instructions) .
 ....PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e) .................

6. Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7. Sole Voting Power    55,326

8. Shared Voting Power

9. Sole Dispositive Power   55,326

10. Shared Dispositive Power ..................................................

11. Aggregate Amount Beneficially Owned by Each Reporting Person    55,326

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ...X........

13. Percent of Class Represented by Amount in Row 11     1.32%

14. Type of Reporting Person (See Instructions)
 .....IN........................................................................
 ...............................................................................
 ..............................................................................
 ..............................................................................
 ..............................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William E. Hadge

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b) X

3.SEC Use Only ................................................................

4. Source of Funds (See Instructions) .
 ....PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e) .................

6. Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7. Sole Voting Power    20,986

8. Shared Voting Power

9. Sole Dispositive Power   20,986

10. Shared Dispositive Power ..................................................

11. Aggregate Amount Beneficially Owned by Each Reporting Person    20,986

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ...X........

13. Percent of Class Represented by Amount in Row 11     0.5%

14. Type of Reporting Person (See Instructions)
 .....IN........................................................................
 ...............................................................................
 ..............................................................................
 ..............................................................................
 ...............................................................................


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

M. Joseph Celi

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b) X

3. SEC Use Only ...............................................................

4. Source of Funds (See Instructions) .
 ....PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e) ................

6. Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7. Sole Voting Power    25,982

8. Shared Voting Power

9. Sole Dispositive Power   25,982

10. Shared Dispositive Power ..................................................

11. Aggregate Amount Beneficially Owned by Each Reporting Person    25,982

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ...X........

13. Percent of Class Represented by Amount in Row 11     0.6%

14. Type of Reporting Person (See Instructions)
 .....IN........................................................................
 ...............................................................................
 .............................................................................
 .............................................................................
 ..............................................................................



This Amendment No. 5 relates to the Schedule 13D originally filed on behalf of Futureco with the Securities and Exchange Commission on March 31, 2000. The Purchase Agreements between Futureco and each of Messrs. Goldberg, Zoino and Ayres have been revised to extend the agreements such that each expire on December 31, 2000, and to revise the number of shares which are subject to the Purchase Agreements such that the Purchase Agreements now cover an aggregate of 595,893 shares.

Item 4.
Purpose of Transaction

On March 21, 2000, Futureco, whose principals are members of senior management of GZA, entered into a Purchase Agreement with each of Donald T. Goldberg, William S. Zoino, and John E. Ayres (collectively the Selling Shareholders) to purchase a total of 646,604 shares of GZAs common stock from the Selling Shareholders which Purchase Agreements include agreements from the Selling Shareholders to vote in favor of any merger proposed by Futureco as hereinafter described.

Also on March 21, 2000, Futureco made a preliminary proposal to GZA to enter into a cash-out merger (the Transaction) at price per share to be determined the effect of which would be to purchase all of the public shares of GZA in a management buyout, subject to various approvals required for both parties. GZA appointed a special committee and hired investment bankers to consider the Transaction. Futureco anticipates that the Transaction, if consummated, will constitute a going private transaction and that the common stock of GZA will cease to be traded on the NASDAQ and will be deregistered under Section 12(g) of the Securities Exchange Act of 1934, as amended.

On May 2, 2000, Futureco made a revised proposal to the special committee of GZA to enter into the Transaction at a price of $6.25 in cash per share of common stock held by the public shareholders of GZA. Futureco has been informed that this offer is not acceptable to the special committee; however, discussions with the special committee are continuing.

On May 9, 2000, Futureco entered into a Purchase Agreement with Acquisitor PLC (Acquisitor) to purchase a total of 219,000 shares of GZAs common stock from Acquisitor at a per share price equal to the greater of (i) $6.25 or (ii) the price paid to the public shareholders in connection with the Transaction which Purchase Agreement includes an agreement from Acquisitor to vote in favor of any merger proposed by Futureco.

On May 17, 2000, GZA entered into a letter of intent with Futureco providing for the acquisition, at a price of $6.45 per share, of all of the outstanding shares of GZA common stock which Futureco does not already own or have the right to acquire. The proposed transaction is subject to several conditions, including Futureco obtaining financing for the transaction, GZA and Futureco entering into a definitive merger agreement, approval of GZAs shareholders, which may require a vote of the holders of two-thirds of the shares of GZA not owned by Futureco, and receipt of an opinion from Houlihan Lokey Howard & Zukin Capital that the transaction is fair to GZAs stockholders from a financial point of view.

On June 30, 2000, the agreement between Futureco and Aquisitor PLC dated May 9, 2000 reported in Amendment No. 3 expired in accordance with its terms, and Futureco no longer has any beneficial interest in the shares which had been the subject matter of that agreement.

On August 16, 2000, Futureco and its wholly owned subsidiary, Geoenvironmental Acquisition, Inc., entered into an Agreement and Plan of Merger with GZA which would result in the public shareholders of GZA receiving $6.40 per share in cash. The Merger Agreement is subject to several conditions, including the approval of the holders of two thirds of the GZA shares not owned by Futureco.

There can be no assurance that the conditions for the Transaction will be fulfilled and the Transaction will occur.



Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 2000
Date

William R. Beloff, Joseph P. Hehir, Lawrence Feldman, William E. Hadge,
M. Joseph Celi and Futureco Environmental Inc.
By: William R. Beloff, For himself and as agent for each of the persons indicated pursuant to a joint filing agreement previously filed with the Securities and Exchange Commission


                                         /s/ William R. Beloff
                             Signature:  William R. Beloff


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


EXHIBIT INDEX


Amendments to Purchase Agreement between Futureco and Donald T. Goldberg, dated September 12, 2000 and October 3, 2000*

Amendment to Purchase Agreement and William S. Zoino, dated August 31, 2000*

Amendments to Purchase Agreement and John E. Ayres, dated August 14, 2000 and October 3, 2000*


* filed herewith


                                       	September 12, 2000

Futureco Environmental, Inc.
9 Bridie Lane
Norfolk, MA  02056

    	Re:	Amendment to Purchase Agreement dated March 21, 2000

Gentlemen:

Reference is made to the Purchase Agreement dated March 21, 2000 (the Purchase Agreement) between the undersigned and Futureco Environmental, Inc.
(Futureco). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Purchase Agreement. This is to confirm that we have agreed to amend the Purchase Agreement as follows:

	1.	For purposes of the definition of the Expiration Date in Section 1(a) of the Purchase Agreement, the date specified in subsection (iii) of Section 1(a)
shall be extended from September 30, 2000 to December 31, 2000.

	2.	Section 1 of the Purchase Agreement notwithstanding, the
undersigned may transfer, as a charitable donation to the Combined Jewish Philanthropies or one or more other non-profit, charitable organizations, up to 20,000 shares of common stock, $.01 par value, of GZA. Any shares so transferred by the undersigned will be excluded from the definition of GZA Securities and will not be subject to the provisions of the Purchase Agreement.

	3.	Except as expressly modified hereby, the Purchase Agreement will remain in force and be given effect in accordance with its terms.

	Kindly execute and return the enclosed copy of this letter to signify your agreement with the above.

						Very truly yours,

   			/s/ Donald T. Goldberg
						Donald T. Goldberg


Accepted and agreed:

FUTURECO ENVIRONMENTAL, INC.

By:    /s/  William R. Beloff

       William R. Beloff



                   AMENDMENT  TO  PURCHASE  AGREEMENT


This amendment is made and entered into as of October 3, 2000 by and between Futureco Environmental, Inc., a Delaware corporation (Futureco) and the undersigned stockholder (Holder) of GZA GeoEnvironmental Technologies, Inc., a Delaware corporation.

	WHEREAS, Futureco and Holder entered into a certain Purchase Agreement as of March 21, 2000 (the Purchase Agreement); and

	WHEREAS, the parties wish to amend the Purchase Agreement.

	NOW THEREFORE, in consideration of the mutual covenants contained in the Purchase Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

	1.	The parties hereby ratify the amendment of Section 1 (a) (iii)
of the Purchase Agreement to delete the date September 30, 2000 and insert therein the date December 31, 2000.

	2.	The number of shares which are the subject matter of the
Purchase Agreement is amended to delete the prior number of 112,721 and insert in lieu thereof 92,721.

	3.	Except as amended hereby, the Purchase Agreement is ratified and confirmed.

	The parties have caused this Amendment to be duly executed on the date first above written.

						FUTURECO ENVIRONMENTAL, INC.


						By:  /s/ William E. Hadge
	     William E. Hadge, Secretary


						HOLDER

	 				/s/ Donald T. Goldberg
   			Donald T. Goldberg

_________________________


                     AMENDMENT  TO  PURCHASE  AGREEMENT


This amendment is made and entered into as of August 31, 2000 by and between Futureco Environmental, Inc., a Delaware corporation (Futureco) and the undersigned stockholder (Holder) of GZA GeoEnvironmental Technologies, Inc., a Delaware corporation.

	WHEREAS, Futureco and Holder entered into a certain Purchase Agreement as of March 21, 2000 (the Purchase Agreement); and

	WHEREAS, the parties wish to amend the Purchase Agreement.

	NOW THEREFORE, in consideration of the mutual covenants contained in the Purchase Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. The date September 30, 2000 contained in Section 1(a)(iii) of the Purchase Agreement is deleted, and in place thereof is inserted December 31, 2000.

2. The number 407,000 contained on the final page of the Purchase Agreement is deleted and in its place is inserted 378,968.

3.	Except as amended hereby, the Purchase Agreement is hereby ratified and confirmed.

	The parties have caused this Amendment to be duly executed on the date first above written.


					FUTURECO ENVIRONMENTAL, INC.

					By:   /s/ William R. Beloff
     William R. Beloff, President


					HOLDER

					/s/ William S. Zoino
     William S. Zoino

______________________

                     AMENDMENT  TO  PURCHASE  AGREEMENT


This amendment is made and entered into as of August 14, 2000 by and between Futureco Environmental, Inc., a Delaware corporation (Futureco) and the undersigned stockholder (Holder) of GZA GeoEnvironmental Technologies, Inc., a Delaware corporation.

	WHEREAS, Futureco and Holder entered into a certain Purchase Agreement as of March 21, 2000 (the Purchase Agreement); and

	WHEREAS, the parties wish to amend Section 1(a) of the Purchase
Agreement.

	NOW THEREFORE, in consideration of the mutual covenants contained in the Purchase Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

	The date September 30, 2000 contained in Section 1(a)(iii) of the Purchase Agreement is deleted, and in place thereof is inserted December 31, 2000. Except as amended hereby, the Purchase Agreement is hereby ratified and confirmed.

	The parties have caused this Amendment to be duly executed on the date first above written.


						FUTURECO ENVIRONMENTAL, INC.

						By:   /s/ William R. Beloff
      William R. Beloff, President

 					HOLDER

     /s/ John E. Ayres
     John E. Ayres

_____________________


                       AMENDMENT  TO  PURCHASE  AGREEMENT


This amendment is made and entered into as of October 3, 2000 by and between Futureco Environmental, Inc., a Delaware corporation (Futureco) and the undersigned stockholder (Holder) of GZA GeoEnvironmental Technologies, Inc., a Delaware corporation.

	WHEREAS, Futureco and Holder entered into a certain Purchase Agreement as of
March 21, 2000 (the Purchase Agreement); and

	WHEREAS, the parties wish to amend the Purchase Agreement.

	NOW THEREFORE, in consideration of the mutual covenants contained in the Purchase Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

	1.	The parties hereby ratify the amendment of Section 1 (a) (iii)
of the Purchase Agreement to delete the date September 30, 2000 and insert therein the date December 31, 2000.

	2.	The number of shares which are the subject matter of the
Purchase Agreement is amended to delete the prior number of 126,883 and insert in lieu thereof 124,204.

	3.	Except as amended hereby, the Purchase Agreement is ratified and confirmed.

	The parties have caused this Amendment to be duly executed on the date first above written.

				FUTURECO ENVIRONMENTAL, INC.

				By:    /s/ William E. Hadge
    William E. Hadge, Secretary

				HOLDER

   /s/ John E. Ayres
   John E. Ayres

Schedule 13D

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